

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2019

Patrick J. Mahaffy
President and Chief Executive Officer
Clovis Oncology, Inc.
5500 Flatiron Parkway, Suite 100
Boulder, CO 80301

Re: Clovis Oncology, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2019
File No. 001-35347

Dear Mr. Mahaffy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas Mark, Esq.